Exhibit 7.1

Computation of ratios of earnings to combined fixed charges (and preference share dividends)

For the purpose of calculating the ratios, earnings consist of income from continuing operations before taxation and non-controlling interests, plus fixed charges, and after deduction of the unremitted pre-tax income of associated undertakings. Fixed charges consist of total interest expense, including or excluding interest on deposits, as appropriate, dividends on preference shares and other equity instruments, as applicable, and the proportion of rental expense deemed representative of the interest factor.

	2014	2013	2012	2011	2010
	US$m	US$m	US$m	US$m	US$m

Profit before tax	18,680	22,565	20,649	21,872	19,037
Dividends received from associates	757	694	489	304	441
Share of profit in associates and joint ventures	(2,532)	(2,325)	(3,557)	(3,264)	(2,517)

Fixed charges	19,667	19,238	23,056	27,768	23,246
– interest on deposits	12,581	11,874	14,413	17,371	13,305
– rental expense and other charges[1]	7,086	7,364	8,643	10,397	9,941

Earnings[2]
– excluding interest on deposits	23,991	28,298	26,224	29,309	26,902
– including interest on deposits	36,572	40,172	40,637	46,680	40,207

Preference share dividends[3]	728	726	759	699	574

Combined fixed charges and preference share dividends
– excluding interest on deposits	7,814	8,090	9,402	11,096	10,515
– including interest on deposits	20,395	19,964	23,815	28,467	23,820

1	Includes an estimate of the interest in rental expense, charges incurred in respect of subordinated liabilities and interest on preference shares.
2	Includes profit before tax, dividends received from associates, and fixed charges, less share of profit in associates and joint ventures.
3	Dividends on preference shares and other equity instruments.